

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

<u>Via E-mail</u>
Ryo Kubota, M.D., Ph.D.
Chairman, President and Chief Executive Officer
Acucela Inc.
1301 Second Avenue, Suite 1900
Seattle, Washington 98101

> **Re:** **Acucela Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 5, 2013**
> **CIK No. 0001400482**

Dear Dr. Kubota:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that you have recently submitted an application for confidential treatment with respect to some of the documents you have included as exhibits to your draft registration statement. Please be advised that we will review this application independently and will forward you any comments relating to your confidential treatment request under separate cover. All comments on your confidential treatment application must be resolved prior to requesting acceleration of the effectiveness of your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 46

2. As a reminder to comment 20, since you have not disclosed an estimated offering price
    we are deferring a final evaluation of stock compensation and other costs recognized until
    the estimated offering price is specified and continue to present the following comments.
    We may have further comments in this regard when the amendment containing that
    information is filed.

    - Please provide in your filing, containing the IPO price range, a discussion of each
      significant factor contributing to the difference between the fair value as of the date of
      each grant and the estimated IPO price range. Please reconcile and explain the
      differences between the mid-point of your estimated offering price range and the fair
      values included in your analysis.
    - Please confirm that you have not issued any additional equity issuances including
      stock options, warrants, convertible preferred stock and debt since the latest balance
      sheet date or provide additional disclosure through the date of effectiveness.
    - We note in your response to the second bullet that all of the peer group companies,
      except one has marketed products. Considering you have no marketed products,
      please tell us how you considered this factor in determining the ultimate volatility
      factor used, and provide additional disclosure to clarify. In addition, one of the peer
      group companies has a significant number of marketed products. Please tell us why
      including Medicis in the peer group did not significantly affect the valuation of your
      stock.
    - Refer to the sixth bullet. Tell us how you considered the IPO price in determining the
      stock compensation to be recorded for shares to be issued in the second quarter of
      2013 to Dr. Kubota as disclosed in Note 16 on page F-27 and in Note 9 on page F-36.
    - You state on page 47 that the increase in the fair value from $10.33 in February 2013
      to $22.69 in May 2013 was a result of a newly composed JDC and finalization of
      your business plan and revenue model that resulted in emixustat's time to market
      accelerating by approximately three years and rebamipide's time to market
      accelerating by several months. Please disclose the factors that resulted in an increase
      in the time to market, including how you considered the regulatory process in that
      determination.

    If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact James Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Stephen M. Graham, Esq.
Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, Washington 98101